15






                                                               EXHIBIT 99.(k)(i)


PRUDENTIAL GLOBAL FUNDING, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE THREE YEARS ENDED
DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Prudential Global Funding, Inc.:



In our opinion, the accompanying statements of financial position and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Prudential Global Funding, Inc. (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.


/s/  PRICEWATERHOUSECOOPERS LLP


New York, New York
June 11, 2004

PRUDENTIAL GLOBAL FUNDING, INC.
STATEMENTS OF FINANCIAL POSITION (IN THOUSANDS, EXCEPT FOR SHARES AMOUNTS)
--------------------------------------------------------------------------------

                                                              DECEMBER 31,
ASSETS                                                    2003           2002
                                                       ----------     ----------
Cash and cash equivalents                              $   53,401     $       --
Trading assets, at fair value                                  41          4,833
Trading assets pledged, at fair value                      21,089         27,580
Securities purchased under agreements to resell             6,762         11,969
Derivative financial instruments receivable,
  at fair value                                           924,866        835,173
Funds provided as collateral                              369,908        194,285
Other assets                                                  340          6,174
                                                       ----------     ----------

     TOTAL ASSETS                                      $1,376,407     $1,080,014
                                                       ==========     ==========

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Trading liabilities, at fair value                     $    6,723     $   12,134
Securities sold under agreements to repurchase              3,920          4,544
Due to brokers                                             53,731             11
Derivative financial instruments payable,
  at fair value                                           944,328        864,948
Funds held as collateral                                   13,624         62,434
Short term notes payable to affiliate                     326,712        109,428
Other liabilities                                           7,808          6,821
                                                       ----------     ----------

     TOTAL LIABILITIES                                 $1,356,846     $1,060,320
                                                       ----------     ----------

COMMITMENTS AND CONTINGENCIES (SEE NOTE 12)

STOCKHOLDER'S EQUITY
Common stock ($1 par value, 100 shares authorized,
  99 shares outstanding)                                       --             --
Additional paid-in capital                                 16,982         16,982
Retained Earnings                                           2,579          2,712
                                                       ----------     ----------

     TOTAL STOCKHOLDER'S EQUITY                            19,561         19,694
                                                       ----------     ----------

     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY        $1,376,407     $1,080,014
                                                       ==========     ==========


The accompanying notes are an integral part of these financial statements.

PRUDENTIAL GLOBAL FUNDING, INC.
STATEMENTS OF OPERATIONS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                               FOR THE YEARS ENDED DECEMBER 31,

                                                 2003         2002         2001
                                               -------      -------      -------
REVENUES
  Net trading income                           $10,311      $ 8,051      $16,016
  Interest income                                4,984       20,581       34,873
                                               -------      -------      -------
             TOTAL REVENUES                     15,295       28,632       50,889
                                               -------      -------      -------

EXPENSES
  Interest expense                               4,732       19,784       30,778
  Salaries and benefits                          1,992        1,968        2,399
  Service charges from affiliates                  813        1,231        1,220
  Brokerage fees and commissions                   393          613          860
  Market data services                             363          330          379
  Professional fees                                281          106           40
                                               -------      -------      -------
              TOTAL EXPENSES                     8,574       24,032       35,676
                                               -------      -------      -------

INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                            6,721        4,600       15,213

INCOME TAXES
  Current                                        2,754        1,843        6,351
                                               -------      -------      -------

Total income tax expense                         2,754        1,843        6,351
                                               -------      -------      -------

INCOME FROM CONTINUING OPERATIONS                3,967        2,757        8,862

NET INCOME FROM DISCONTINUED OPERATIONS
  (NET OF TAXES OF $5,633)                          --           --        8,157
                                               -------      -------      -------

NET INCOME                                     $ 3,967      $ 2,757      $17,019
                                               =======      =======      =======


The accompanying notes are an integral part of these financial statements.

PRUDENTIAL GLOBAL FUNDING, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY (IN THOUSANDS, EXCEPT FOR SHARES AMOUNTS)
--------------------------------------------------------------------------------

                                                              ADDITIONAL                   TOTAL
                                        COMMON STOCK            PAID-IN      RETAINED  STOCKHOLDER'S
                                    SHARES        AMOUNT        CAPITAL      EARNINGS     EQUITY
                                  ---------     ---------     ----------    ---------  -------------
Balance at December 31, 2000             99     $      --      $  16,982    $  14,474    $  31,456

Net income                                                                     17,019       17,019

Distributions to parent                                                       (28,638)     (28,638)
                                  ---------     ---------      ---------    ---------    ---------

Balance at December 31, 2001             99            --         16,982        2,855       19,837

Net income                                                                      2,757        2,757

Distributions to parent                                                        (2,900)      (2,900)
                                  ---------     ---------      ---------    ---------    ---------

Balance at December 31, 2002             99            --         16,982        2,712       19,694

Net income                                                                      3,967        3,967

Distributions to parent                                                        (4,100)      (4,100)
                                  ---------     ---------      ---------    ---------    ---------

Balance at December 31, 2003             99     $      --      $  16,982    $   2,579    $  19,561
                                  =========     =========      =========    =========    =========


The accompanying notes are an integral part of these financial statements.

PRUDENTIAL GLOBAL FUNDING, INC.
STATEMENTS OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                          FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                  2003            2002            2001
                                                                                ---------       ---------       ---------
Cash flows from operating activities
   Net income                                                                   $   3,967       $   2,757       $  17,019
Adjustments to reconcile net income to net cash from operating activities:
   Net income from discontinued operations                                             --              --          (8,157)
   Decrease (increase) in operating assets
      Trading assets, at fair value                                                 4,792           2,978          61,557
      Trading assets, pledged, at fair value                                        6,491         204,152           6,530
      Derivative financial instruments receivable, at fair value                  (89,693)       (226,864)       (421,054)
      Securities purchased under agreements to resell                               5,207          97,355         121,181
      Funds provided as collateral                                               (175,623)       (135,869)          8,252
      Other assets                                                                  5,834           6,042          (8,027)
   Increase (decrease) in operating liabilities
      Due to brokers                                                               53,720              11          (8,566)
      Trading liabilities, at fair value                                           (5,411)        (94,243)       (120,703)
      Derivative financial instruments payable, at fair value                      79,380         159,752         472,256
      Securities sold under agreements to repurchase                                 (624)       (173,545)        (60,258)
      Other liabilities                                                               987          (2,285)         (1,498)
      Funds held as collateral                                                    (48,810)         15,792          13,193
                                                                                ---------       ---------       ---------
            NET CASH FROM/(USED IN) OPERATING ACTIVITIES                         (159,783)       (143,967)         71,725
                                                                                ---------       ---------       ---------

Cash flows from investing activities
   Proceeds from sale of discontinued operations to affiliate, net of cash             --              --          26,976
                                                                                ---------       ---------       ---------
            NET CASH FROM/(USED IN) INVESTING ACTIVITIES                               --              --          26,976
                                                                                ---------       ---------       ---------

Cash flows from financing activities
   Distributions paid to parent                                                    (4,100)         (2,900)        (28,638)
   Proceeds from issuance of short-term notes payable to affiliate, net           217,284          44,457           3,205
                                                                                ---------       ---------       ---------
            NET CASH FROM/(USED IN) FINANCING ACTIVITIES                          213,184          41,557         (25,433)
                                                                                ---------       ---------       ---------

Net increase/(decrease) in cash and cash equivalents                               53,401        (102,410)         73,268

Cash and cash equivalents at beginning of year                                         --         102,410          29,142
                                                                                ---------       ---------       ---------
              CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  53,401       $      --       $ 102,410
                                                                                =========       =========       =========

Supplemental cash flow disclosures
   Income taxes paid/(received) - affiliate                                     $  (3,537)      $   8,223       $  12,532
   Interest paid                                                                $   4,797       $  21,548       $  32,434


The accompanying notes are an integral part of these financial statements.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     ORGANIZATION AND NATURE OF OPERATIONS

       Prudential Global Funding, Inc. (the "Company") is a wholly owned subsidiary of the Prudential Insurance Company of America ("PRICOA"), an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company principally acts as a derivatives dealer facilitating derivative and related activity for PRICOA and other subsidiaries of Prudential. Previously, the Company's operations included proprietary hedge portfolios operated and managed by Prudential Investment Management ("PIM"), another Prudential subsidiary. Effective November 1, 2001, the hedge portfolios were transferred to PIM (see note
       11).

       The Company generally earns a spread for executing transactions between affiliates and unrelated third parties. This spread, which in the aggregate represents substantially all of the Company's net trading income, can vary from a percentage of a basis point to several basis points depending upon the nature of the transaction. The spread is determined based on an estimated profit margin that takes into account anticipated collateral and capital requirements, the credit quality of the counterparty, as well as the fixed costs incurred to support the Company's operations.

       The Company has extensive transactions and relationships with PRICOA and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

       USE OF ESTIMATES

       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less when purchased, including money market funds, time deposits and short-term investments. Cash balances are principally held at the Bank of New York.

       TRADING ASSETS AND LIABILITIES

       Trading assets, trading assets pledged, and trading liabilities are recorded on a trade date basis and are carried at estimated fair value. Fair value is based on listed market prices or broker or dealer quotations.

       Trading assets pledged are securities pledged as collateral to counterparties, which in all cases, the secured party has the right to rehypothecate.

       Trading liabilities are securities sold, but not yet purchased, and represent liabilities resulting from the Company selling securities that the Company does not own. The Company's clearing broker borrows securities on behalf of the Company or the Company purchases securities under agreements to resell to satisfy the delivery requirements of these sales.

       Gains and losses on trading positions are recorded as Net trading income. Interest earned or incurred on trading positions is recorded as interest income or expense.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------


       SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

       Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the statements of financial condition at the amounts for which the securities will be subsequently resold or repurchased, plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase agreements" are satisfied. The Company takes possession of securities purchased under agreements to resell, and makes delivery of securities sold under agreements to repurchase. The fair value of securities is monitored, and additional collateral may be obtained when considered appropriate to protect against credit exposure.

       Interest income or expense on reverse repurchase and repurchase agreements is recognized over the life of the transactions.

       DERIVATIVE FINANCIAL INSTRUMENTS RECEIVABLE AND PAYABLE, AT FAIR VALUE

       Derivative financial instruments receivable and payable are carried at estimated fair value in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Unrealized and realized gains and losses are reflected in net trading income (loss). Fair value is based on external market quotes and management's estimates using internal valuation models. These models utilize, among other factors, current interest rates, market prices and market volatility data and liquidity considerations, as applicable. If significant valuation model inputs are not supported by observable market data, the Company values the contract at the transaction price at inception, thus recording no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities".

       Derivative financial instruments receivable are net of fair value adjustments, which take into account various factors such as liquidity, bid/offer, and credit considerations.

       The Company nets the fair value of all derivative financial instruments with all counterparties for which a master netting arrangement has been executed pursuant to FASB Interpretation No. 39.

       REVENUE

       As described above, the Company earns revenue primarily based on the spread between offsetting transactions it has entered into with both affiliated and unaffiliated counterparties. The Company also earns revenue from its proprietary trading activities.

       SALARIES AND BENEFITS EXPENSE

       Salaries and benefits expense includes salaries and employee compensation primarily under incentive compensation plans and long-term incentive plans of Prudential. Payments under these incentive plans will be made only to eligible employees at the conclusion of each plan term which may extend beyond a year from the date of the statements of financial position. Amounts accrued for these items are included in "other liabilities".

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------

       INCOME TAXES

       The Company is a member of the consolidated federal income tax return of Prudential. In addition, the Company files separate state and local tax returns. Pursuant to a tax allocation arrangement with Prudential, total federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       Fair values have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. For cash and cash equivalents, short-term investments and short-term notes payable-affiliated, carrying value equals fair value due to the short-term nature of these instruments.

3.     DERIVATIVE FINANCIAL INSTRUMENTS

       TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

       Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the values of securities or commodities. Derivative financial instruments used by the Company primarily include interest rate and currency swaps, forwards, and option contracts and may be exchange-traded or contracted in the over-the-counter market. The Company transacts most of its third party derivative financial instruments with global investment banking institutions. The fair value of derivative financial instruments can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility and liquidity. The fair value can also be affected by changes in estimates and assumptions used in pricing models.

       Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between two defined interest rate amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

       Under currency forwards, the Company agrees to deliver or receive a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

       Under currency swaps, the Company agrees to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

       Under swaption agreements, the buyer has the right but not the obligation to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a particular term. Similarly under option agreements the buyer has the right but not the obligation to purchase a referenced asset at a particular date or dates in the future for an agreed upon price.

       Under credit derivatives, the Company agrees to make or receive payments contingent upon the occurrence of a specified credit event associated with a specific cash instrument or instruments. Depending on whether the Company is a writer or buyer of the derivative, the Company will receive or make premium payments under such contracts.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------

       The table below sets forth the fair value each class of derivative financial instruments held or issued by the Company as well as a breakdown of affiliated and third party amounts.

                                                          2003                                            2002
                                                       FAIR VALUE                                      FAIR VALUE
                                     --------------------------------------------    -------------------------------------------
       (IN THOUSANDS)                   ASSETS         LIABILITIES        NET           ASSETS         LIABILITIES        NET
                                     ------------     ------------     ---------     ------------     ------------     ---------
       Interest rate swaps and
         forward rate agreements     $  1,698,199     $ (1,576,124)    $ 122,075     $  3,233,738     $ (2,815,377)    $ 418,361
       Foreign exchange swaps and
         forward agreements            25,435,335      (25,585,706)     (150,371)      20,039,554      (20,668,865)     (629,311)
       Equity options                         789             (744)           45              609             (502)          107
       Credit related financial                --
         instruments                        3,855           (3,636)          219               --               --            --
       Options and swaptions               37,263          (19,043)       18,220          245,329          (55,307)      190,022
       Other derivatives                      149             (116)           33              299              (58)          241
                                     --------------------------------------------    -------------------------------------------
         Subtotal                      27,175,590      (27,185,369)       (9,779)      23,519,529      (23,540,109)      (20,580)
       Fair value adjustments              (9,683)              --        (9,683)          (9,195)              --        (9,195)
                                     --------------------------------------------    -------------------------------------------

         Total, net                  $ 27,165,907     $(27,185,369)    $ (19,462)    $ 23,510,334     $(23,540,109)    $ (29,775)
                                     ============================================    ===========================================


       Affiliated                    $ 13,875,564     $(13,544,140)    $ 331,424     $ 11,651,360     $(11,454,050)    $ 197,310
       Third Party                     13,290,343      (13,641,229)     (350,886)      11,858,974      (12,086,059)     (227,085)
                                     --------------------------------------------    -------------------------------------------
         Total, net                  $ 27,165,907     $(27,185,369)    $ (19,462)    $ 23,510,334     $(23,540,109)    $ (29,775)
                                     ============================================    ===========================================


       The Company nets the fair value of all derivative financial contracts for all counterparties for which a master netting agreement has been executed pursuant to FASB Interpretation No. 39. The following table reconciles the amounts shown above to the presentation of derivative financial instruments in the statements of financial position.

       (IN THOUSANDS)                                     2003           2002
                                                       ---------      ---------

       Derivative financial instruments receivable,
         at fair value                                 $ 924,866      $ 835,173
       Derivative financial instruments payable,
         at fair value                                  (944,328)      (864,948)

                                                       ---------      ---------
            Total, net                                 $ (19,462)     $ (29,775)
                                                       =========      =========

       The average fair value of derivative financial instruments receivable in 2003 and 2002 was approximately $753 million and $866 million, respectively. The average fair value of derivative financial instruments payable in 2003 and 2002 was $815 million and $868 million, respectively. These averages were calculated based upon quarterly balances after netting counterparty balances under FASB Interpretation No. 39.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------

4.     TRADING ACTIVITIES

       The table below sets forth net trading income (loss) by type of financial instrument.

       (IN THOUSANDS)                            2003        2002        2001
                                               --------    --------    --------

       Derivative financial instruments        $  9,894    $  6,207    $ 17,436
       Trading assets/liabilities                   417       1,844      (1,420)
                                               --------    --------    --------
                                    TOTAL      $ 10,311    $  8,051    $ 16,016
                                               ========    ========    ========


5.     TRADING ASSETS AND LIABILITIES

       Trading assets at December 31, were as follows:

                                                 2003        2002
                                               --------    --------
                                                  (IN THOUSANDS)

       Corporate Bonds                         $     --    $  4,801
       Equity securities                             41          32
                                               --------    --------
                                    TOTAL      $     41    $  4,833
                                               ========    ========

       Trading assets, pledged, at December 31, were as follows:

                                                 2003        2002
                                               --------    --------
                                                  (IN THOUSANDS)

       Commercial paper                        $ 15,199    $ 16,999
       U.S. Government securities                 5,890      10,581
                                               --------    --------
                                    TOTAL      $ 21,089    $ 27,580
                                               ========    ========

       Trading liabilities at December 31, were as follows:

                                                 2003        2002
                                               --------    --------
                                                  (IN THOUSANDS)

       U.S. Government securities              $  6,723    $ 12,134
                                               --------    --------
                                               $  6,723    $ 12,134
                                               ========    ========

6.     REVERSE REPURCHASE AGREEMENTS

       The Company enters into purchases of securities under agreements to resell substantially identical securities. At December 31, 2003 and 2002, reverse repurchase agreements amounted to approximately $6.8 million and $12 million, respectively, and consisted of U.S. Government securities. As of December 31, 2003 and December 31, 2002, the Company had received securities as collateral that can be repledged, sold or otherwise used with a fair value of approximately $6.8 million and $12 million, respectively. All of these securities were repledged, sold or otherwise used generally as collateral under repurchase agreements or to cover short sales. The amounts advanced under these agreements are reflected as assets on the statement of financial position. Additionally, the Company is eligible to receive additional collateral based on the fair value of the underlying securities held.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------

7.     REPURCHASE AGREEMENTS

       The Company enters into sales of securities under agreements to repurchase substantially identical securities to fund the Company's trading activities. These agreements generally mature within 90 days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction plus accrued interest. The Company may be required to provide additional collateral based on the fair value of the underlying securities. At December 31, 2003 and 2002, the value of outstanding repurchase agreements were approximately $3.9 million and $4.5 million, respectively.

8.     MARKET AND CREDIT RISK

       The Company's risk management program includes the identification and the measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. The Company considers risk management an integral part of its core business.

       MARKET RISK

       In the normal course of business, the Company enters into transactions in trading assets, trading liabilities and financial contracts with off-balance-sheet risk. These instruments are carried at their current estimated fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, value of securities or commodities, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Any change in these variables could result in adjustment of the amounts recognized on the financial statements being included currently in both the statements of financial position and operations.

       The Company's primary components of market risk include interest rate risk, foreign exchange risk, swap spread risk, volatility risk and yield curve risk. These are monitored on a daily basis across all products by calculating the profit and loss impact of potential changes in market risks over a one-day period. To manage exposure to these risks in connection with its trading activities, the Company may hedge its exposure by purchasing or selling futures contracts, entering into forward contracts, purchasing or selling government securities, purchasing or selling exchange traded interest rate or equity options, or entering into offsetting transactions. These hedging instruments are carried at fair value and contain elements of market and credit risk associated with the execution, settlement and financing of these instruments similar to the financial contracts described above.

       The Company is also exposed to market risk due to the fluctuation in the market or fair value of securities owned and securities sold, but not yet purchased. Securities sold, but not yet purchased, represent obligations to the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statements of financial position.

       CREDIT RISK

       Credit risk arises from the potential inability of counterparties to meet the terms of their contracts. The Company evaluates and records a fair value adjustment against trading income to recognize counterparty credit exposure. The expected credit exposure for each trade is initially estimated on the trade date and is determined by observing available market data, including the market value, historical default probabilities, market volatilities and, if applicable, the legal right of set off. The Company evaluates the credit-worthiness of its counterparties by reviewing formal internal credit analyses and by referring to ratings of widely accepted credit rating services. Counterparty credit limits are determined based on this analysis and counterparty credit exposures are monitored in accordance with these limits. These exposures are continually monitored and may be adjusted for changes in the credit quality of the counterparty, changes in interest and currency rates or changes in other factors affecting credit exposure. In the event counterparties are unable to fulfill their contractual obligations, future losses due to defaults may exceed estimated amounts currently recognized in the statement of financial position and operations.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------

       CREDIT RISK (CONT'D)

       The Company may obtain cash and/or investment grade securities from certain counterparties as collateral to mitigate its credit exposure. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange traded futures and options through regulated exchanges and these positions are marked to market on a daily basis.

       The Company assesses credit risk by counterparty based on transactions with each respective counterparty. Assuming nonperformance by all counterparties on all derivative contracts potentially subject to a loss, the maximum potential loss, based on the replacement cost at market rates prevailing at December 31, 2003 and 2002, was approximately $562 million and $644 million, respectively. This value is net of amounts offset pursuant to rights of setoff and qualifying master netting arrangements, and collateral held, with various counterparties. The maximum potential loss will increase or decrease during the life of the transaction based on current market prices.

9.     INCOME TAXES

       The components of income taxes were as follows:

       (IN THOUSANDS)                            2003        2002        2001
                                               --------    --------    --------
       Current tax expense (benefit):
          Federal                              $  2,140    $  1,429    $  4,982
          State                                     614         414       1,369
                                               --------    --------    --------
       Total current tax expense                  2,754       1,843       6,351
                                               --------    --------    --------

       Deferred expense (benefit):
          Federal                                    --          --          --
          State                                      --          --          --
                                               --------    --------    --------
       Total deferred tax expense (benefit):         --          --          --
                                               --------    --------    --------

       Total income tax expense                $  2,754    $  1,843    $  6,351
                                               ========    ========    ========

       The Company's income tax expense differs from the amount computed by applying the expected federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

       (IN THOUSANDS)                            2003        2002        2001
                                               --------    --------    --------

       Expected Federal income tax expense     $  2,352    $  1,611    $  5,325
       State and Local income taxes                 392         269         888
       Other                                         10         (37)        138
                                               --------    --------    --------

       Total taxes                             $  2,754    $  1,843    $  6,351
                                               ========    ========    ========

       The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1996. The Service has begun its examination of the years 1997 through 2001. Management believes there are sufficient reserves to provide for any adjustments.

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------


10.    TRANSACTIONS WITH AFFILIATES

       GUARANTY

       The Company's payment obligations under derivative financial instruments have been guaranteed by an affiliate of the Company. The maximum exposure under these guarantees may be calculated at any point by estimating the replacement cost, on a net present value basis, for each guaranteed contract for which there is a cost. While this amount will vary with changes in interest and exchange rates, at December 31, 2003 and 2002, the maximum exposure under these guarantees was approximately $944 million and $865 million, respectively. The Company does not pay a fee in consideration for this guaranty. Since inception, no payments have been required under this guaranty.

       SERVICE AGREEMENT

       The Company has entered into an agreement with Prudential under which Prudential furnishes services of officers and employees, and provides supplies, use of equipment, and office space. Some of these services are charged based on allocation. In addition, Prudential makes payments to third parties for general and administrative expenses and state and local taxes. The agreement obligates the Company to reimburse Prudential for providing such services. Under this agreement, the expenses incurred for the years ended December 31, 2003, 2002 and 2001 were approximately $3.5 million, $3.6 million and $3.6 million, respectively.

       Related receivables and payables under the aforementioned agreements are billed quarterly and are due on demand. The related payables at December 31, 2003 and 2002 included in "other liabilities" were approximately $300 thousand and $300 thousand, respectively.

       SHORT-TERM NOTES PAYABLE - TO AFFILIATE

       The Company has borrowings with Prudential Funding, LLC ("PFLLC"), an affiliate, that are used for acquiring investments and financing its operating activities.

       Affiliate short-term borrowings from PFLLC were $327 million and $109 million as of December 31, 2003 and 2002, respectively. The carrying amount for short-term notes payable to affiliate approximates fair value. The weighted average interest rates on these borrowings were approximately 1.69% and 1.23% at December 31, 2003 and 2002, respectively.

       Accrued interest payable on affiliate borrowings at December 31, 2003 and 2002 was approximately $64,765 and $16,985, respectively. Interest expense on these borrowings was $2.7 million, $1.1 million and $2.7 million for the years ending December 31, 2003, 2002, and 2001, respectively. All affiliate borrowings are included in "Short-term notes payable to affiliate."

PRUDENTIAL GLOBAL FUNDING, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
--------------------------------------------------------------------------------


11.    DISCONTINUED OPERATIONS

       Prior to November 2001, the Company held proprietary hedge portfolios operated and managed by PIM. In October 2001, the Company transferred these hedge portfolios to an affiliate, PIM Global Financial Strategies, at carrying value, which equaled fair market value. The proceeds received were approximately $27 million, which equaled the net equity of these portfolios, and were dividended to PRICOA.

       The Company's hedge portfolios utilized repurchase agreements to finance the acquisition of pledged investments. Under a repurchase agreement, a company sells securities to a lender and agrees to repurchase those securities in the future for a price that is higher than the original sales price. The difference between the sale price a company receives and the repurchase price a company pays represents interest paid to the lender. Although structured as a sale and repurchase obligation, the repurchase agreement operates as a financing under which a company effectively pledges its securities as collateral to secure a short-term loan which was equal in value to a specified percentage of the market value of the pledged collateral. The Company also used the proceeds of securities sold but not yet purchased (short sales) to finance acquisitions of hedge portfolio investments. To settle its obligation pertaining to the short sales, the Company purchased the applicable securities at prevailing market prices.

12.    COMMITMENTS AND CONTINGENCIES

       In the normal course of business, the Company enters into contracts that contain representations that provide general indemnifications relating to the derivative financial instruments and master netting agreements or the use of third party products or services. While future exposure under these arrangements is unknown, based on experience, the Company expects the risk of loss to be remote.

       The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

       The Company may enter into agreements that contain features that meet the definition of a guarantee under FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation defines a guarantee to be a contract that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on specific changes in an underlying variable that is related to an asset, a liability, or an equity security of the related party. The Company's agreements, which are more fully described in Note 3, contingently require us to pay amounts based upon changes in market prices and interest rates and the occurrence of specified credit events. These derivative contracts include credit derivatives for the sale of credit protection, and written options, such as interest rate options, swaptions, foreign exchange rate options, and equity security options.

       The maximum potential amount that the Company could be required to pay under our credit derivative instruments may be approximated by the aggregate notional value of the contracts, which totaled approximately $300 million at December 31, 2003.

       Because of the nature of certain written options, the maximum potential payment is not quantifiable. At December 31, 2003 and 2002, the gross fair value liability for these written option contracts was approximately $20 million and $56 million, respectively, was included in derivative financial instruments in the statements of financial position, and at December 31, 2003 the remaining maturity of these contracts ranged from less than a year to 13 years.